EXHIBIT 99.1

Intermap Appoints Former Senior Diplomat John T. McNamara to Intermap Federal Services Board of Advisors

Former Chief of Mission at multiple U.S. Embassies and U.S. Army Special Forces (Green Beret) officer brings decades of diplomatic, defense and international leadership experience

Strengthens Intermap's strategic advisory capabilities as the Company expands its federal and international geospatial intelligence business

DENVER, Aug. 18, 2026 (GLOBE NEWSWIRE) -- Intermap Technologies, (TSX: IMP; OTCQB: ITMSF) (“Intermap” or the “Company”) a global leader in geospatial intelligence powered by proprietary 3D data and AI-driven analytics, today announced the appointment of Mr. John T. McNamara to the Board of Advisors of Intermap Federal Services, Inc.

Mr. McNamara brings over four decades of leadership experience across diplomacy, defense and international affairs. He will advise Intermap Federal Services on strategic growth, government partnerships and international programs, helping customers apply geospatial intelligence to strengthen national security, infrastructure resilience and economic development.

The appointment supports Intermap’s continued expansion of its U.S. federal and international business as the Company broadens its geospatial intelligence platform and deepens relationships with government, defense and allied nation customers.

“John has spent his career helping governments build partnerships, strengthen institutions and address complex national security challenges,” said Patrick A. Blott, Chairman and Chief Executive Officer of Intermap Technologies. “His experience excelling in U.S. government service at home and abroad, in high-level international negotiations, and in working in difficult and dangerous environments will help Intermap deepen relationships with customers around the world and expand the application of our geospatial intelligence solutions. As we continue building the industry’s leading geospatial intelligence platform, John’s perspective and leadership will be invaluable.”

“Governments are looking for trusted partners that can turn complex geospatial data into actionable intelligence and effective policies,” said John McNamara. “Intermap has built a differentiated platform combining proprietary 3D terrain data, advanced image processing, AI-powered analytics and mission-focused applications. I look forward to working with the team to help government customers and allied nations apply these capabilities to build data sovereignty and assurance, strengthen decision-making, advance operational readiness and fortify long-term resilience.”

Mr. McNamara was a career member of the United States Senior Foreign Service. Most recently, he served as Chargé d'Affaires (Acting Ambassador), ad interim, at the U.S. Embassy in Bogotá, Colombia, with concurrent responsibility for leading the U.S. Embassy in Venezuela until his retirement in February 2026.

Previously, he served as Chief of Mission to the Dutch Caribbean in Curaçao and as Deputy Chief of Mission and Chargé d'Affaires at the U.S. Embassy in Lima, Peru. He also served as Political Counselor during the final two years of the Colombian government’s peace negotiations with the Revolutionary Armed Forces of Colombia (FARC) as well as Chargé d'Affaires, ad interim, at the U.S. Embassy in Nassau, The Bahamas.

His overseas assignments also include senior leadership roles supporting U.S. operations in Iraq and Afghanistan, including Deputy Director of the Transition Team at Iraq’s Ministry of Interior, Deputy Director of the Kandahar Provincial Reconstruction Team and Director of the Bureau of International Narcotics and Law Enforcement Affairs section at the U.S. Embassy in Kabul.

In Washington, he served as Senior Venezuela Desk Officer, Political Officer and Deputy Director of the Office of Mexican Affairs, and as a faculty member at the National Defense University. During these assignments, he regularly interfaced with U.S. interagency partners, National Security staff and foreign governments.

Prior to joining the Foreign Service, Mr. McNamara served a full career as an officer in the United States Army, including commanding a Special Forces “A” Team in combat, two Special Forces Companies, a Special Forces Battalion, as Executive Officer to the Commander of U.S. Army Special Operations Command, and on the Joint Staff at the Pentagon.

Intermap Reader Advisory
Certain information provided in this news release constitutes forward-looking statements within the meaning of applicable securities laws. These statements include, but are not limited to, statements regarding the expected benefits of Mr. McNamara's appointment, the Company's growth strategy, expansion of government and international programs, customer relationships and future business opportunities. Forward-looking statements are identified by words such as "expects," "plans," "intends," "will," "believes," "continues," "anticipates" and similar expressions. Forward-looking statements are based on management's current expectations, estimates and assumptions and are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such statements. These risks and uncertainties include, among others, the Company's ability to execute its strategy, secure new contracts, expand customer relationships, integrate new capabilities, obtain financing as required, retain key personnel and respond to competitive, economic, geopolitical and regulatory developments, as well as the other risks described in Intermap's Annual Information Form and other filings with Canadian securities regulators. Readers are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements contained in this news release are made as of the date of this news release, and Intermap undertakes no obligation to update or revise them except as required by applicable law.

About Intermap Technologies
Intermap Technologies is a global leader in geospatial intelligence powered by proprietary 3D data and AI-driven analytics. The Company delivers actionable intelligence to government and commercial customers through a portfolio of applications, platforms and solutions that support risk management, infrastructure planning, operational readiness and mission-critical decision-making. Intermap's proprietary 3D data foundation spans more than 300 million square kilometers across over 150 countries and powers intelligence solutions for government, insurance, aviation, telecommunications, transportation, renewable energy, agriculture, natural resources and space markets. Through advanced analytics, automated processing and enterprise-scale data delivery, Intermap helps organizations transform complex geospatial information into decision-ready intelligence.

For more information, please visit www.intermap.com or contact:
Jennifer Bakken
Executive Vice President and CFO
CFO@intermap.com
+1 (303) 708-0955

Sean Peasgood
Investor Relations
Sean@SophicCapital.com
+1 (647) 260-9266